

SEC 19007688

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BlackArch Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W Trade St. 2200

(No. and Street)

Charlotte   NC   28202

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane H Caldwell 704-414-6310

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP

(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Ave., 1000   Charlotte   NC   28204

(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

MAR 0 1 2019

Washington, DC

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Jane H. Caldwell__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __BlackArch Securities LLC__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

BLACKARCH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2018

And Report of Independent Registered Public Accounting Firm

BLACKARCH SECURITIES LLC

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

The Member
BlackArch Securities LLC
Charlotte, North Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BlackArch Securities LLC (the "Company") as of December 31, 2018 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Cherry Bekaert LLP

We have served as the Company's auditor since 2011.
Raleigh, North Carolina
February 27, 2019

BLACKARCH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 26,570,134
Total Assets	$ 26,570,134

LIABILITIES AND MEMBER'S INTEREST

Liabilities

Accounts payable to related party	5,418,341
Accrued expenses	25,264
Income taxes payable to related party	2,920,811
Total Liabilities	8,364,416

Member's Interest

Total Member's Interest	18,205,718
Total Liabilities and Member's Interest	$ 26,570,134

The accompanying notes to the Statement of Financial Condition are an integral part of this statement.

1—Organization and nature of operations

BlackArch Securities LLC (the "Company"), which is wholly-owned by BlackArch Partners LLC (the "Parent Company"), is a full-service investment banking firm primarily providing mergers and acquisition advisory and private capital solutions to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities. The Company is a wholly owned subsidiary of RFC Financial Services Holding LLC, which is a wholly-owned subsidiary of Regions Financial Corporation ("Regions").

Note 2—Summary of significant accounting policies

Use of estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Fee revenue – The Company's revenues are generated primarily through providing mergers and acquisition advisory and private capital solutions to middle market firms.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements. Advisory fees received by BlackArch Partners LLC may be netted against transaction fees received by BlackArch Securities LLC based upon the terms of signed agreements.

Effective January I, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company evaluated the new revenue recognition accounting standard and determined that the accounting standard did not require a change in the Company's revenue recognition practices. As a result, the Company was not required to record an accounting transition adjustment as of January 1, 2018.

Related-party transactions – The Company has an agreement in which its Parent Company will provide administrative and accounting services, use of office equipment, insurance and employee benefits. The agreement commenced August 24, 2010, and was for an initial one-year period, with an automatic one-year

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renewal upon the end of the agreement unless a notice of termination is given. Currently, the Company pays the Parent Company monthly installments of $404,654 for the above services. In addition, the Company will pay the Parent Company a fee associated with the Company's allocated percentage of bonuses which amounted to $21,047,932 for the year ended December 31, 2018. The Company also pays the Parent Company monthly payments of $22,119 for rent of office space. Total related-party expenses amounted to $26,169,210 for the year ended December 31, 2018. As of December 31, 2018, the Company had a payable due to the Parent Company in the amount of $5,257,625 related to the transactions outlined above. In addition, as of December 31, 2018, the Company held $5,766,046 in cash at Regions.

Income taxes - The Company is included in the consolidated federal income tax returns and state income tax returns of Regions. The method of allocation of income tax expense is determined based on a tax allocation sharing agreement between Regions and its subsidiaries. The agreement provides that subsidiary tax expense will be computed on a separate company basis taking into consideration tax elections and tax planning strategies of the consolidated tax group. The Company will make payments to or receive payments from Regions as if Regions were the Internal Revenue Service, or state taxing authority as applicable. Under the tax sharing agreement, if a net operating loss exists, the subsidiary receives payment for its loss upon the realization on the respective tax return.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences. Under this method, deferred tax assets and liabilities are determined by applying the federal and state tax rates to the differences between financial statement carrying amounts and the corresponding tax basis of assets and liabilities. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Any effect of a change in federal and state tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period that includes the enactment date. The Company reflects the expected amount of income tax to be paid or refunded during the year as current income tax expense or benefit, as applicable.

The Company determines the realization of deferred tax assets by considering all positive and negative evidence available, including the impact of recent operating results, future reversals of taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and tax-planning strategies. A valuation allowance is recorded for any deferred tax assets that are not more-likely-than-not to be realized.

Income tax benefits generated from uncertain tax positions are accounted for using the recognition and cumulative-probability measurement thresholds. Based on the technical merits, if a tax benefit is not more-likely-than-not of being sustained upon examination, the Company records a liability for the recognized income tax benefit. If a tax benefit is more-likely-than-not of being sustained based on the technical merits, the Company utilizes the cumulative probability measurement and records an income tax benefit equivalent to the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority. The Company recognizes interest expense, interest income and penalties related to unrecognized tax benefits within current income tax expense.

BLACKARCH SECURITIES LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

Note 3—Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, 2018 were as follows:

Net capital	$18,205,717
Net capital ratio (ratio of indebtedness to capital)	0.459 to 1

Note 4—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 5—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 8 — Subsequent events

The Company has evaluated subsequent events through February 27, 2019, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.